SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2008

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Certain of the statements contained herein are forward-looking statements based on based on Management’s current estimates regarding future performance that may result in material differences regarding future results, performance and events. In fact, actual results, performances or events may differ materially from those expressed or implied by the forward-looking statements, as a result of several factors, such as the general and economic conditions in Brazil and other countries, interest rate and exchange rate levels, future rescheduling or prepayment of debt denominated in foreign currencies, protectionist measures in the US, Brazil and other countries, changes in laws and regulations and general competitive factors (on a global, regional or national basis).

•Net revenue of R$ 3.6 billion in the 2Q08, a quarterly record, 19% up year-on-year. First-half net revenue stood at R$ 6.6 billion, also a new record, 21% over the same period in 2007;
•EBITDA of R$ 1.7 billion in the 2Q08, another quarterly record, 33% up on 1Q08 and 2Q07.  EBITDA in the 1H08 reached R$ 3.0 billion, yet another record and a 30% year-on-year improvement;
•Parent-company and consolidated EBITDA margin stood at 50% and 48% in the 2Q08, respectively, up by 5 p.p. and 6 p.p. over the 1Q08. CSN has been consistently recording EBITDA margins of above 40% for more than 7 years;
•Gross profit totaled R$ 1.7 billion in the 2Q08 and R$ 2.9 billion in the 1H08, both of which also new records;
•In the 2Q08 net income exceeded R$ 1.0 billion, 34% higher than the previous quarter;
•In the 1H08, net income reached R$ 1.8 billion, the best six-month result in the Company’s history, 5% up on the same period last year. Excluding non-recurring items from 1H07 figures, 1H08 net income would have grown 59%, or R$666 million;
•Parent-company and consolidated domestic flat-steel sales accounted for 92% and 83%, respectively, of total sales volume in the 2Q08. First-half sales in the domestic market totaled 2.2 million tonnes, 36% up year-on-year;
•1H08 price hikes: 31% for hot-rolled, 20% for cold-rolled, 10% for galvanized and 12% for tin plate products. New price increases in July 2008 for hot-rolled, cold-rolled and galvanized of 15% each.

Visit our website:
www.csn.com.br/ir

Investor Relations:
(+55 11) 3049-7588 / 3049-7592 / 3049-7526

invrel@csn.com.br

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 19, 2008

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Otávio de Garcia Lazcano
Otávio de Garcia Lazcano Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.